UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2019

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name:	Ana Graciela de Méndez
Title:	CFO

BLADEX ANNOUNCES PROFIT FOR THE SECOND QUARTER 2019 OF $22.3 MILLION, OR $0.56 PER SHARE;

HALF-YEAR 2019 PROFIT OF $43.5 MILLION, OR $1.10 PER SHARE

PANAMA CITY, REPUBLIC OF PANAMA, July 19, 2019

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the region, today announced its results for the second quarter (“2Q19”) and six months (“6M19”) ended June 30, 2019.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	6M19	6M18	2Q19	1Q19	2Q18
Key Income Statement Highlights
Net Interest Income ("NII")	$56.0	$54.5	$27.9	$28.0	$27.9
Fees and commissions, net	$7.5	$8.1	$5.1	$2.4	$5.0
Total revenues	$65.7	$63.4	$33.6	$32.1	$32.7
Impairment loss on financial instruments	$(1.8)	$(3.7)	$(0.8)	$(0.9)	$(1.8)
Impairment loss on non-financial assets	$0.0	$(2.9)	$0.0	$0.0	$(2.9)
Operating expenses	$(20.4)	$(25.7)	$(10.6)	$(9.9)	$(11.4)
Profit for the period	$43.5	$31.1	$22.3	$21.2	$16.6
Profitability Ratios
Earnings per Share ("EPS") (1)	$1.10	$0.79	$0.56	$0.54	$0.42
Return on Average Equity (“ROAE”) (2)	8.8%	6.0%	9.0%	8.6%	6.4%
Return on Average Assets (“ROAA”)	1.37%	0.99%	1.43%	1.31%	1.07%
Net Interest Margin ("NIM") (3)	1.77%	1.75%	1.81%	1.74%	1.81%
Net Interest Spread ("NIS") (4)	1.19%	1.29%	1.22%	1.16%	1.31%
Efficiency Ratio (5)	31.1%	40.5%	31.4%	30.8%	34.8%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio (6)	$6,209	$6,054	$6,209	$6,006	$6,054
Investment Portfolio	$88	$94	$88	$90	$94
Total assets	$6,576	$6,331	$6,576	$6,450	$6,331
Total equity	$1,003	$1,047	$1,003	$997	$1,047
Market capitalization (7)	$825	$975	$825	$788	$975
Tier 1 Basel III Capital Ratio (8)	20.4%	20.0%	20.4%	20.1%	20.0%
Total assets / Total equity (times)	6.6	6.0	6.6	6.5	6.0
Liquid Assets / Total Assets (9)	12.8%	10.3%	12.8%	11.9%	10.3%
Credit-impaired loans to Loan Portfolio (10)	1.16%	0.98%	1.16%	1.18%	0.98%
Total allowance for losses to Commercial Portfolio (11)	1.70%	1.44%	1.70%	1.75%	1.44%
Total allowance for losses to credit-impaired loans (times) (11)	1.6	1.6	1.6	1.6	1.6

2Q19 & 6M19 Highlights

•	Bladex reported a profit of $22.3 million in 2Q19, a 34% increase YoY as a result of the Bank’s improved top line revenues, decreased impairment losses and lower operating expenses. The 5% profit improvement QoQ was mainly driven by higher fees and commissions, while maintaining a stable Net Interest Income (“NII”).

•	The Bank’s profits for the 6M19 of $43.5 million resulted on a 40% yearly increase mostly attributable to higher top line revenues and improved efficiency, along with lower impairment losses on financial instruments and other assets.

•	NII of $27.9 million for the 2Q19 remained stable QoQ, with Net Interest Margin (“NIM”) of 1.81% (+7 bps), on lower average funding costs and a better mix of interest-earning assets. NII and NIM for 6M19 reached $56.0 million and 1.77%, a 3% and 2 bps increase YoY, respectively, mainly on the net positive effect from the repricing of higher average LIBOR-based market rates.

•	Fees and commissions income totaled $5.1 million in 2Q19 (+118% QoQ; +2% YoY), reaching to $7.5 million for the 6M19 (-8% YoY). The Bank successfully closed two syndicated transactions during 2Q19, while the letters of credit kept a steady pace of quarterly fee income.

•	Operating expenses decreased 20% YoY to $20.4 million in 6M19, mainly due to lower variable compensation expenses and restructuring charges. 2Q19 operating expenses were $10.6 million, +7% QoQ due to business-related expenses, and -7% YoY on lower salaries and other expenses. Efficiency Ratio stood at 31% for both the 2Q19 (stable QoQ; -4 pts YoY) and 6M19 (-10 pts YoY).

•	2Q19 and 6M19 annualized Return on Average Equity (“ROAE”) increased to 9.0% and 8.8%, respectively, while the Bank’s capitalization remained solid with a Tier 1 Basel III Capital Ratio at 20.4%.

•	Credit-impaired Loans, also referred as Non-Performing Loans or NPLs, remained stable QoQ at $64.7 million, representing 1.16% of total Loan Portfolio balances, a 2 bps decrease QoQ on higher lending balances at the end of 2Q19. This compares to $54.3 million, or 0.98%, at the end of 2Q18. The total allowance for losses remained at 1.6 times NPL balances for each period.

•	End-of-period Commercial Portfolio balances increased 3% QoQ and YoY to reach $6.2 billion at the end of 2Q19. Average balances were $6.0 billion for the 2Q19 (-1% QoQ; +3% YoY) and 6M19 (+2% YoY).

CEO’s Comments

Mr. N. Gabriel Tolchinsky, Bladex’s Chief Executive Officer said, “In the second quarter the Federal Reserve began to set the stage for lower interest rates in the second half of the year. The prospect of lower rates inverted the US dollar yield curve – a harbinger of economic recession, which usually weakens the US dollar. Nevertheless, further growth deceleration in both Europe and China continues to make the US dollar attractive, thereby reducing fund flows to emerging markets in general, and Latin America, in particular.

With lower fund flows to Latin America, sagging investment in key countries has become a drag on the Region´s economic growth. Bladex´s growth expectation for 2019 is now closer to the 1% range for Latin America. Our adjustments to economic growth are primarily driven by lower investment, the prospect of diminishing trade volumes, the weight of lower growth rates from developed markets, as well as political uncertainty in key countries.

As such, we continue to believe that the current macroeconomic context offers no room for complacency, and we adjust our portfolio accordingly. To summarize, Bladex continues to perform in the following areas:

•	Originating new loans at higher lending spreads than maturities and with a solid pipeline of syndicated and structured transactions.
•	Increasing deposits, particularly from our Class A shareholders, improving our cost of funds.
•	Keeping expenses under control.
•	Maintaining our credit impaired loans unchanged.
•	Improving our credit reserve coverage and strong Tier I capital ratio.

Against this backdrop, the management of Bladex - as well as its Board of Directors - are cautiously optimistic for the second half of 2019 and look for a continuation of the profitability path we embarked on in the last two quarters.”

RECENT EVENTS

▪	Quarterly dividend payment: The Bank’s Board of Directors (the “Board”) approved a quarterly common dividend of $0.385 per share corresponding to the second quarter 2019. The dividend will be paid on August 14, 2019, to shareholders registered as of July 30, 2019.
▪	Other Corporate actions:
i.	Due to the passing of its Director and Chairman, Mr. Gonzalo Menendez Duque on June 29, 2019, the Board appointed Mr. Miguel Heras Castro, as the new Chairman on July 16, 2019. Mr. Heras has been serving as Director of the Bank, representing Class E shareholders, since 2015 and is a member of the Finance and Business Committee, the Compliance and Anti-Money Laundering Committee and the Risk Policy and Assessment Committee, of which he became the Chairman in 2017.

ii.	With the aim of furthering Board’s independence, in line with best market and corporate governance practices, Mr. N. Gabriel Tolchinsky has stepped down as Director of the Bank, representing All Classes of shareholders, on July 16, 2019 and will continue to serve the Bank in his capacity as Chief Executive Officer.
iii.	The Board has appointed Ms. Isela Costantini as new Director, representing All Classes of shareholders, replacing Mr. Tolchinsky in this capacity for the remainder of the term, which expires on April 2021. Ms. Costantini’s appointment follows a thorough selection process conducted by the Compensation Committee of the Board, which started last year, involving several other candidates.
▪	Ratings updates: On July 3, 2019, Fitch Ratings affirmed the Bladex’s long- and short-term foreign currency Issuer Default Rating (“IDR”) at “BBB+/F2”, respectively. The outlook was revised to “Negative” from “Stable” on Fitch Ratings’ view that the Bank’s profile could potentially be affected by the ongoing strategic initiatives to contain the challenging conditions in its main markets and products.
▪	Annual Shareholders’ Meeting Results: At the Annual Shareholders’ Meeting held on April 17, 2019, in Panama City, Panama, shareholders:
i.	Approved the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2018.
ii.	Ratified the appointment of KPMG as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2019.
iii.	Re-elected Mr. João Carlos de Nóbrega Pecego as Director representing Class “A” shares of the Bank’s common stock, and Messrs. Ricardo Manuel Arango, Herminio A. Blanco and Roland Holst as Directors representing Class “E” shares of the Bank’s common stock.
iv.	Approved, on an advisory basis, the compensation of the Bank’s executive officers.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

2)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

3)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

4)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

5)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.

6)	The Bank’s “Commercial Portfolio” includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.

7)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

8)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

9)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

10)	Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs. Loan Portfolio refers to gross loans, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees.

11)	Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release include the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the trend of lending spreads, changes in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating results and return on equity in future periods, including income derived from the Treasury Business Segment, and changes in the financial and performance strength of the Bank. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Friday, July 19, 2019 at 11:00 a.m. New York City time (Eastern Standard Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions. The replay passcode is: 62357689.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com